Exhibit 99.56

Fire & Flower Announces Proposed Early Exercise of Majority of Series A Warrants by Alimentation Couche-Tard and Amendments to Strategic Investment

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Equity investment of approximately $19 Million by Alimentation Couche-Tard, resulting in approximately 15% ownership of Fire & Flower in support of continued retail expansion

EDMONTON, AB, July 23, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced that it has entered into an amendment agreement (the “Amendment Agreement”) with respect to certain amendments (the “Amendments”) to the securities of the Company issued to an indirect wholly-owned subsidiary of Alimentation Couche- Tard Inc. (collectively, “ACT”).

Highlights of Proposed Amendments

●	Cash commitment by ACT of approximately $19 million in 2020 in connection with the exercise of certain amended Series A warrants.

●	Increased operational flexibility by extending maturity date of ACT’s $25,989,985 principal amount 8.0% convertible unsecured debentures (the “ACT Debentures”) by two years to June 30, 2023 and amending the maturity date of the April 2020 Debentures (as defined below) to June 1, 2022.
●	Market-based re-pricing to a maximum of $1.875 for the Series B warrants and $3.00 or a potential 25% premium to market for the Series C warrants.

“We are pleased with the proposed amendments to the strategic investment by Alimentation Couche-Tard and believe this will continue to build our strategic relationship,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “With our close relationship with Couche-Tard including our co-located pilot stores, our path towards positive operating EBITDA, the removal of near-term debt maturities and a continued strengthened cash position to fund store expansion, we are positioned as a leader in Canadian cannabis retail.”

“Alimentation Couche-Tard continues to be pleased with the progress that is being made by Fire & Flower and the amendments to the strategic investment demonstrate our commitment to the Company,” shared Stéphane Trudel, Senior Vice President, Operations with Alimentation Couche-Tard. “In addition to the amendments to the strategic investment, we will continue to work closely with Fire & Flower and support the Company’s ambitious growth plans”

Background

On August 7, 2019, the Company issued to ACT:

(a)

$25,989,985 principal amount of ACT Debentures that are convertible into an aggregate of 24,289,706 common shares in the capital of the Company (the “Common Shares”) at a price of $1.07 per Common Share (the “Conversion Price”). The ACT Debentures mature on June 30, 2021, subject to the Company having the ability to accelerate the maturity date to as early as December 31, 2020 under certain circumstances (collectively, the “Maturity Date”). The ACT Debentures also contemplate certain circumstances whereby the Company may force the conversion of the then outstanding principal amount of ACT Debentures (and the accrued and unpaid interest thereon) on the Maturity Date at a Conversion Price equal to 95% of the 20-day volume weighted average price (the “VWAP”) of the Common Shares on the Maturity Date;

(b)	30,634,322 series A common share purchase warrants (the “Series A Warrants”) with each Series A Warrant entitling ACT to acquire one (1) additional Common Share at a price of $1.40 per share until the date which is 90 days after the earlier of (i) June 30, 2021; and (ii) the later of (A) December 31, 2020; and (B) the date the Company accelerates the Maturity Date pursuant to the terms of the ACT Debentures;

(c)	56,126,890 series B common share purchase warrants (the “Series B Warrants”) with each Series B Warrant entitling ACT to acquire one (1) additional Common Share at a price of $1.875 per share until the date that is one (1) year from the date all of the Series A Warrants have been exercised (noting that the Series B Warrants expire if the Series A Warrants expire unexercised); and
(d)	110,703,925 series C common share purchase warrants (the “Series C Warrants” with the ACT Debentures, the Series A Warrants and the Series B Warrants, the “ACT Securities”) with each Series C Warrant entitling ACT to acquire one (1) additional Common Share at a price per share equal to the lesser of (i) $6.00; and (ii) the greater of (A) $2.00; and (B) the 20-day VWAP of the Common Shares on the last business day prior to the exercise of the Series C Warrants. The Series C Warrants expire on the earlier of: (i) the date that is one (1) year from the date all of the Series B Warrants have been exercised; and (ii) August 7, 2023 (noting that the Series C Warrants expire if the Series B Warrants expire unexercised).

The conversion and exercise, as applicable, in full of all of the ACT Securities would have resulted in ACT owning approximately 50.1% of the Common Shares on a fully-diluted basis (the “Ownership Interest”) at the time of issuance of the ACT Securities. Pursuant to the terms of the investor rights agreement between the Company and ACT dated August 7, 2019 (the “IRA”) and in order for ACT to maintain its Ownership Interest, the Company issued to ACT an additional (a) 3,523,705 Series A Warrants; (b) 11,048,651 Series B Warrants; and (c) 22,686,864 Series C Warrants, as a result of ACT exercising its participation right in connection with the Company’s private placement of secured convertible debentures (the “April 2020 Debentures”) and subscription receipts which closed on April 28, 2020 (the “April 2020 Private Placement”). ACT also purchased $1,960,000 principal amount of April 2020 Debentures and 515 subscription receipts (which have since been converted into $515,000 principal amount of April 2020 Debentures) pursuant to the April 2020 Private Placement.

Proposed Amendments

Pursuant to the terms of the Amendment Agreement, the Company and ACT propose to amend the terms of the ACT Securities, which amendments include, but are not limited to, the following:

(a)	The ACT Debentures would be amended such that:

(i)	The Conversion Price would be the lesser of: (A) the 20-day VWAP of the Common Shares on the last trading day prior to ACT delivering a notice of its intention to convert; and (B) $0.90;
(ii)	The Maturity Date would be June 30, 2023, provided that if less than an aggregate of $20,000,000 principal amount of April 2020 Debentures has been converted prior to the maturity date thereof (as may be amended from time to time) (collectively, the “April 2020 Debenture Maturity Date”), then ACT would have the right to accelerate the Maturity Date to a date that is 60 days following the April 2020 Debenture Maturity Date;
(iii)	The Company would have the ability to repay the principal amount of the ACT Debentures and interest thereon by issuing Common Shares at a price equal to $0.75 per Common Shares (subject to satisfaction of certain conditions precedent, including the Common Shares having a 20-day VWAP of at least $1.00 on the date the Company gives its notice of intention to convert); and

(iv)	The Company would have the ability to repay the principal amount of ACT Debentures (with a three (3) month penalty) if (A) ACT does not exercise all of the Series B Warrants on or before the expiry date of the Series B Warrants; or (B) ACT does not fulfil any of its Series A Warrant Obligations (as defined herein);

(b)	The Series A Warrants would be amended such that:

(i)	13,146,469 of the Series A Warrants (the “A-1 Warrants”) would have an exercise price equal to $0.78. As part of the Amendments, ACT has agreed to exercise all of the A-1 Warrants by no later than the date which is three (3) business days following the date the Amendments become effective, provided that no default or event of default under the ACT Debentures has occurred and is continuing (the “A-1 Obligation”);
(ii)	10,505,779 of the Series A Warrants (the “A-2 Warrants”) would have an exercise price equal to $0.83. As part of the Amendments, ACT has agreed to exercise all of the A-2 Warrants by no later than December 31, 2020 provided that no default or event of default under the ACT Debentures has occurred and is continuing (the “A-2 Obligation”); and
(iii)	10,505,779 of the Series A Warrants (the “A-3 Warrants”) would have an exercise price equal to $0.93. The A-3 Warrants will expire on June 30, 2021 (as may be extended) (the “Series A Expiry Date”). The A-3 Warrants would be exercisable at ACT’s option, without any impact to the Series B and Series C Warrants, unless ACT delivers a notice to the Company prior to January 18, 2021 stating its intent at such time to exercise any number of A-3 Warrants on or before the Series A Expiry Date, in which case ACT will be required to exercise such number of A-3 Warrants prior to exercising the Series B and Series C Warrants (together with the A-1 Obligation and the A-2 Obligation, the “Series A Warrant Obligations”).

Upon the exercise of the Series A-1 Warrants and A-2 Warrants, ACT would have an approximate 14.98% ownership interest in Fire & Flower, based on the Company’s current issued and outstanding Common Shares and assuming that no additional Common Shares are acquired by ACT (or issued by the Company) prior to any such exercise and no adjustments to the Series A-1 Warrants and Series A- 2 Warrants have occurred.

(c)	The Series B Warrants would be amended such that:

(i)	The exercise price of the Series B Warrants would be the lesser of: (A) $1.875; and (B) the 20-day VWAP of the Common Shares on the last trading day prior to the date on which the Series B Warrants are exercised;
(ii)	The Series B Warrants would only be exercisable at any time after January 1, 2022; and
(iii)	The expiry date of the Series B Warrants would be September 30, 2022 (the “Series B Expiry Date”);

(d)	The Series C Warrants would be amended such that:

(i)

The exercise price of the Series C Warrants would be the lesser of: (A) $3.00; and (B) 125% of the 20-day VWAP of the Common Shares on the last trading day prior to the date on which the Series C Warrants are exercised;

(ii)	The Series C Warrants would only be exercisable at any time after October 1, 2022; and
(iii)	The expiry date of the Series C Warrants would be June 30, 2023.

The expiry date of all Series A Warrants, Series B Warrants and Series C Warrants would be extended in the event that the Company is in default of certain debt obligations, if and as applicable. In such event of default, the expiry date of such warrants would be extended to the date that is 75 days in the case of the Series A Warrants or 30 days in the case of the Series B Warrants and Series C Warrants after such default has been cured pursuant to the terms of the applicable debt instrument.

Notwithstanding the foregoing, all Warrants would immediately expire in the event ACT does not fulfil any of its Series A Warrant Obligations.

Investor Rights Agreement

The IRA would be amended to consider the aforementioned Amendments to the ACT Securities. The participation right and top up right of ACT as contemplated by the IRA would be maintained. The IRA would also be amended such that:

(a)	Subject to certain allowances, the Company would be restricted from incurring additional senior debt without the consent of ACT; and
(b)	The IRA may be terminated by the Company in the event ACT does not fulfil any of its Series A Warrant Obligations.

Amendments to April 2020 Debentures

In addition to the Amendments, the Company and Computershare Trust Company of Canada (“CTCC”) have entered into a supplemental debenture indenture (the “Supplemental Indenture”) to the debenture indenture entered into between the Company and CTCC dated April 28, 2020 (the “Indenture”) which governs the April 2020 Debentures. The Supplemental Indenture amends the Indenture such that:

(a)	the April 2020 Debenture Maturity Date shall be amended to June 1, 2022 from June 1, 2021 (or April 28, 2022 in the event certain conditions precedent were achieved);
(b)	the Company’s election to force the conversion of the principal amount of April 2020 Debentures shall no longer be contingent on the conversion or retirement of the ACT Debentures; and
(c)	subject to the approval of the holders of the Common Shares, the Company may elect to add any interest accrued and payable on the December 31, 2021 payment date to the principal amount of April 2020 Debentures (as is already contemplated for the interest payments owing on December 31, 2020 and June 30, 2021) (the “Interest Amendment”).

As set out above, the Interest Amendment is subject to the approval of the shareholders of the Company, but the other amendments contemplated by the Supplemental Indenture are effective as of the date hereof.

Fire & Flower Board Recommendation

The board of directors of the Company (the “Board”), after consultation with its legal and financial advisors, has unanimously determined that the Amendments are in the best interest of Fire & Flower, Stéphane Trudel having declared his interest and abstained from voting thereon where required by applicable law. In making this determination, the Board considered a number of factors, including a fairness opinion from ATB Capital Markets Inc. that, based upon and subject to the assumptions, qualifications and limitations as set out in such fairness opinion, as of such date, the financial terms of the Amendments are fair, from a financial point of view, to the Company.

Conditions Precedent

The Amendments are subject to customary conditions precedent and applicable regulatory approvals, including the receipt of approval by the disinterested holders of Common Shares as required by the policies of the TSX. The Company intends to seek the requisite shareholder approval at a special meeting of shareholders expected to be held in September 2020.

Voting Support Agreements

Concurrent with the entering into of the Amendment Agreement, certain directors, officers and shareholders of the Company have entered into voting support agreements pursuant to which such parties have agreed to vote an aggregate of 28,819,270 Common Shares in favour of the Amendments, representing approximately 17.86% of the issued and outstanding Common Shares.

Advisors

Dentons Canada LLP is acting as legal advisor to Fire & Flower. ATB Capital Markets Inc. provided a fairness opinion that, based upon and subject to the assumptions, qualifications and limitations set out therein, the financial terms of the Amendments are fair, from a financial point of view, to the Company.

Davies Ward Phillips & Vineberg LLP is acting as legal advisor to ACT.

Additional Information

Copies of the Amendment Agreement and the agreements attached thereto as exhibits, including the form of amended and restated ACT Debenture certificate, the forms of amended and restated Warrant certificates and the form of amended and restated IRA, will be filed on the Company’s profile on SEDAR at www.sedar.com. The above descriptions of the terms and conditions of the Amendment Agreement and the agreements attached thereto as exhibits, are qualified in their entirety by the terms of the Amendment Agreement.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre™ digital platform and Spark Perks™ program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all of the issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with ACT, the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at www.fireandflower.com.

About Alimentation Couche-Tard Inc.

Couche-Tard is the leader in the Canadian convenience store industry. In the United States, it is the largest independent convenience store operator in terms of the number of company- operated stores. In Europe, Couche-Tard is a leader in convenience store and road transportation fuel retail in the Scandinavian countries (Norway, Sweden and Denmark), in the Baltic countries (Estonia, Latvia and Lithuania), as well as in Ireland, and has an important presence in Poland.

In addition, under licensing agreements, more than 2,300 stores are operated under the Circle K banner in 15 other countries and territories (Cambodia, Egypt, Guam, Guatemala, Honduras, Hong Kong, Indonesia, Jamaica, Macau, Mexico, Mongolia, New Zealand, Saudi Arabia, the United Arab Emirates and Vietnam), which brings the worldwide total network to nearly 14,500 stores. https://corpo.couche tard.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements in this news release, include, but are not limited to, statements in respect of the Amendments and Interest Amendment receiving all requisite approvals, the conversion and exercise of certain securities of the Fire & Flower and the expansion of Fire & Flower’s business operations.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward- looking statements will prove to be correct. Although the forward- looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward- looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the fifty-two weeks ended February 1, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Fire & Flower assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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CNW 18:06e 23-JUL-20